UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 7, 2008

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐     No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K for the quarter ended June 30, 2008. Attached as Exhibit II is a letter agreement between Seaspan Corporation and Sumitomo Mitsui Banking Corporation, Brussels Branch dated July 29, 2008. This Form 6-K and any exhibits hereto is filed with reference to and hereby incorporated by reference into the Registration Statements, filed with the Securities and Exchange Commission on April 18, 2007 on Form F-3 (Registration No. 333-142195) and on May 30, 2008 on Form F-3 (Registration No. 333-151329) of Seaspan Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: August 7, 2008	By:	/s/ SAI W. CHU
Sai W. Chu
Chief Financial Officer

EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED JUNE 30, 2008

i

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

	June 30, 2008	December 31, 2007
Assets

Current assets:
Cash and cash equivalents	$31,902	$123,134
Accounts receivable	205	2,527
Prepaid expenses	4,589	4,657

	36,696	130,318
Vessels (note 3)	2,808,843	2,424,253
Deferred charges (note 4)	21,733	17,240
Other assets (note 5)	6,258	5,090

	$2,873,530	$2,576,901

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 10(a))	$13,024	$8,516
Deferred revenue	2,528	7,200

	15,552	15,716
Long-term debt (note 6)	1,280,613	1,339,438
Other long-term liability (note 7)	381,999	223,804
Fair value of financial instruments (note 12(c))	137,127	135,617
Shareholders’ equity:
Share capital (note 8):
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 59,169,650 shares issued and outstanding (2007 - 50,396,833)
Class B common shares; $0.01 par value; 25,000,000 shares authorized; 7,145,000 shares issued and outstanding
Class C common shares; $0.01 par value; 100 shares authorized; 100 shares issued and outstanding
Preferred shares; $0.01 par value; 65,000,000 shares authorized; none issued and outstanding	663	575
Additional paid in capital	1,275,453	1,046,412
Deficit	(133,013)	(122,317)
Accumulated other comprehensive loss	(84,864)	(62,344)

	1,058,239	862,326

	$2,873,530	$2,576,901

Commitments and contingent obligations (note 11)

Subsequent events (note 13)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statement of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amount)

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Revenue	$54,932	$48,876	$109,147	$90,104

Operating expenses:
Ship operating (note 2(a))	12,731	11,153	25,335	20,910
Depreciation	13,924	12,220	27,665	22,736
General and administrative	2,139	1,483	3,956	2,842

	28,794	24,856	56,956	46,488

Operating earnings	26,138	24,020	52,191	43,616

Other expenses (earnings):
Interest expense	10,055	8,580	18,671	15,127
Interest income	(163)	(1,040)	(439)	(2,115)
Undrawn credit facility fee	1,492	587	2,604	1,248
Amortization of deferred charges (note 4)	446	248	908	429
Write-off on debt refinancing	—	635	—	635
Change in fair value of financial instruments	(71,019)	(18,512)	(17,216)	(19,957)

	(59,189)	(9,502)	4,528	(4,633)

Net earnings	$85,327	$33,522	$47,663	$48,249

Weighted average shares used in computation of basic earnings per share	64,562	51,575	61,080	49,557

Weighted average shares used in computation of diluted earnings per share	64,595	51,605	61,117	49,583

Earnings per share, basic and diluted	$1.32	$0.65	$0.78	$0.97

Interim Consolidated Statement of Comprehensive Income
(Unaudited)
(Expressed in thousands of United States dollars)
	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Net earnings	$85,327	$33,522	$47,663	$48,249

Other comprehensive income:
Change in fair value of financial instruments designated as cash flow hedging instruments	39,796	27,091	(27,525)	23,971
Amounts reclassified to earnings during the period	2,318	—	5,005	—

Other comprehensive income (loss)	42,114	27,091	(22,520)	23,971

Comprehensive income	$127,441	$60,613	$25,143	$72,220

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Six months ended June 30, 2008

	Number of common shares			Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity

	Class A	Class B	Class C
Balance, December 31, 2006	40,377,250	7,145,000	100	$475	$748,410	$(17,658)	$(4,212)	$727,015
Class A common shares issued on public offering	9,975,000	—	—	100	309,864	—	—	309,964
Fees and expenses in connection with issuance of common shares	—	—	—	—	(13,202)	—	—	(13,202)
Share-based compensation expenses (note 9):
Restricted Class A common shares and phantom share units issued	44,583	—	—	—	1,340	—	—	1,340
Net loss	—	—	—	—	—	(10,408)	—	(10,408)
Other comprehensive loss	—	—	—	—	—	—	(58,132)	(58,132)
Dividends on common shares	—	—	—	—	—	(94,251)	—	(94,251)

Balance, December 31, 2007	50,396,833	7,145,000	100	575	1,046,412	(122,317)	(62,344)	862,326
Class A common shares issued on public offering (note 8)	8,713,300	—	—	87	237,350	—	—	237,437
Fees and expenses in connection with issuance of common shares and dividend reinvestment program	—	—	—	—	(9,581)	—	—	(9,581)
Share-based compensation expenses (note 9):
Restricted Class A common shares and phantom share units issued	59,517	—	—	1	1,272	—	—	1,273
Net earnings	—	—	—	—	—	47,663	—	47,663
Other comprehensive loss	—	—	—	—	—	—	(22,520)	(22,520)
Dividends on common shares	—	—	—	—	—	(58,359)	—	(58,359)

Balance, June 30, 2008	59,169,650	7,145,000	100	$663	$1,275,453	$(133,013)	$(84,864)	$1,058,239

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statement of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Cash provided by (used in):

Operating activities:
Net earnings	$85,327	$33,522	$47,663	$48,249
Items not involving cash:
Depreciation	13,924	12,220	27,665	22,736
Share-based compensation (note 9)	632	270	1,273	595
Amortization of deferred charges (note 4)	446	248	908	429
Write-off on debt refinancing	—	635	—	635
Change in fair value of financial instruments	(71,019)	(18,512)	(17,216)	(19,957)
Change in assets and liabilities:
Prepaid expenses and accounts receivable	(12)	(415)	2,390	(172)
Other assets and deferred charges	(728)	(611)	(1,329)	(1,719)
Accounts payable and accrued liabilities	2,745	395	4,508	869
Deferred revenue	860	444	(4,672)	1,848

Cash provided by operating activities	32,175	28,196	61,190	53,513

Financing activities:
Common shares issued, net of share issue costs	227,856	154,361	227,856	154,361
Draws on credit facilities (operating vessels) (note 6)	20,625	47,999	20,625	205,849
Draws on credit facilities (vessels under construction) (note 6)	99,989	178,927	263,550	193,487
Other long-term liability (note 7)	—	—	35,405	—
Repayment of credit facilities	(205,000)	—	(343,000)	—
Financing fees incurred (note 4)	(2,291)	(3,892)	(5,630)	(3,961)
Dividends on common shares	(31,000)	(23,674)	(58,359)	(44,904)

Cash provided by financing activities	110,179	353,721	140,447	504,832

Investing activities:
Expenditures for vessels	(43,862)	(57,578)	(43,862)	(280,399)
Deposits on vessels	(80,121)	(248,426)	(245,076)	(260,216)
Cash payments on interest rate swaps	(2,440)	—	(3,795)	—
Intangible assets	(136)	(129)	(136)	(28)

Cash used in investing activities	(126,559)	(306,133)	(292,869)	(540,643)

Increase (decrease) in cash and cash equivalents	15,795	75,784	(91,232)	17,702
Cash and cash equivalents, beginning of period	16,107	34,145	123,134	92,227

Cash and cash equivalents, end of period	$31,902	$109,929	$31,902	$109,929

Supplementary information (note 10(b))

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2008

1.	General:

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. They do not include all disclosures required under United States generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the December 31, 2007 financial statements filed with the Securities and Exchange Commission in the Company’s Annual Report on Form 20-F.

2.	Related party transactions:

(a)	Management Agreements:

Seaspan Management Services Limited (the Manager) is owned by a group of individuals through companies and two trusts who also own the Company’s 7,145,000 Class B common shares issued and outstanding, representing a 10.8% voting interest in the Company as at June 30, 2008.

The Management Agreement was entered into on August 8, 2005 for the provision of certain technical, strategic and administrative services for fees. In connection with entering into the agreement to provide the Company with strategic services, the Company previously issued 100 incentive shares to the Manager. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on the Company’s common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share per quarter. At June 30, 2008, the incentive shares do not have rights to incremental dividends.

Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years as follows:

•

Technical Services - The Manager is responsible for providing ship operating expenses to the Company in exchange for a fixed fee per day per vessel as described below. The technical services fee does not include certain extraordinary items.

•

Administrative and Strategic Services - The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company.

The Company has subsequently entered into other management agreements with the Manager related to the other vessels.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2008

2.	Related party transactions (continued):

(a)	Management Agreements (continued):

The initial technical service fee under each of the management agreements, as summarized below, is fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years:

Date of management agreement	Vessels subject to management agreement	Initial Technical Services Fees (per vessel per day in United States dollars)
May 4, 2007
(Amended Management Agreement)	• IPO vessels
	• 4250 TEU	$4,500
	• 8500 TEU	6,000
	• 9600 TEU	6,500
	• Mærsk vessels
	• 4800 TEU	5,750

May 18, 2007
(2500/3500 Management Agreement)	• Two 3500 TEU vessels constructed by Zhejiang Shipbuilding Co. Ltd.	4,200
	• Eight of the ten 2500 TEU vessels constructed or being constructed by Jiangsu Yangzijiang Shipbuilding Co., Ltd., or Jiangsu	4,000

May 18, 2007
(5100 Management Agreement)	• Four 5100 TEU vessels that will be constructed by Hyundai Heavy Industries Co., Ltd., or HHI	4,800

September 28, 2007
(2500/4250/8500 Management Agreement)	• Two 2500 TEU vessels that will be constructed by Jiangsu	4,200
	• Four 4250 TEU vessels being constructed by Jiangsu New Yangzi Shipbuilding Co., Ltd., or New Jiangsu	4,725
	• Eight 8500 TEU vessels that will be constructed by HHI	6,000

January 28, 2008
(13100 Management Agreement, Hull no. 2177 and Hull no. S452)	• Two 13100 TEU vessels that will be constructed by HHI and Hyundai Samho Heavy Industries Co., Ltd., or HSHI	6,750

March 31, 2008
(13100 Management Agreement, Hull no. S453 and Hull no. 2178)	• Two 13100 TEU vessels that will be constructed by HHI and HSHI	6,750

March 31, 2008
(13100 Management Agreement, Hull no. S454 and Hull no. 2179)	• Two 13100 TEU vessels that will be constructed by HHI and HSHI.	6,750

For vessels operating or that began operations during the six months ended June 30, 2008, the Manager provided technical services at a cost of $26,026,000 (2007 - $21,890,000) to the Company. During the six months ended June 30, 2008, $1,394,000 (2007 - $1,162,000) of dry-dock activities, that forms a portion of the technical services fee, was paid to the Manager.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2008

2.	Related party transactions (continued):

(a)	Management Agreements (continued):

During the six months ended June 30, 2008, the Manager provided fixed fee administrative and strategic services at a cost of $36,000 (2007 - $36,000), and the Company has recorded $1,048,000 (2007 - $760,000) of costs incurred by the Manager.

During the six months ended June 30, 2008, the Manager provided construction supervision services, under fixed fee arrangements of $250,000 to $350,000 per vessel, at a cost of $543,000 (2007 - nil).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b)	Due to/from related parties:

As at June 30, 2008, $2,121,000 (December 31, 2007 - $1,584,000) is due to related parties for reimbursement of administrative and strategic services expenses, supervision services, dry-dock costs paid and acquisition costs paid on the Company’s behalf. As at June 30, 2008, $197,000 (December 31, 2007 - $73,000) is due to related parties for amounts collected from or deducted by charterers by the Company on the behalf of related parties. These amounts are included in accounts payable and are to be repaid in the ordinary course of business. As at June 30, 2008, nil (December 31, 2007 - $2,135,000) is due from related parties and included in accounts receivable.

3.	Vessels:

June 30, 2008	Cost	Accumulated depreciation	Net book value
Vessels	$1,621,663	$111,891	$1,509,772
Deposits on vessels under construction	1,299,071	—	1,299,071

	$2,920,734	$111,891	$2,808,843

December 31, 2007	Cost	Accumulated depreciation	Net book value
Vessels	$1,577,801	$84,226	$1,493,575
Deposits on vessels under construction	930,678	—	930,678

	$2,508,479	$84,226	$2,424,253

During the six months ended June 30, 2008, the Company capitalized interest costs of $24,757,000 (2007 - $4,490,000) as deposits on vessels.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2008

4.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2007	$2,126	$15,114	$17,240
Cost incurred	297	5,630	5,927
Amortization expensed	(271)	(637)	(908)
Amortization capitalized	—	(526)	(526)

June 30, 2008	$2,152	$19,581	$21,733

5.	Other assets:

	June 30, 2008	December 31, 2007
Prepaid expenses	$4,572	$3,540
Intangible assets	1,686	1,550

Other assets	$6,258	$5,090

6.	Long-term debt:

	June 30, 2008	December 31, 2007
Long-term debt (operating vessels):
$1.3 billion revolving credit facility	$353,288	$640,259
$365.0 million revolving credit facility	22,557	—

Long-term debt (operating vessels)	$375,845	$640,259

Long-term debt (vessels under construction):
$1.3 billion revolving credit facility	$264,454	$117,631
$920.0 million revolving credit facility	418,639	336,607
$365.0 million revolving credit facility	120,436	111,207
$218.4 million credit facility	101,239	83,734
$150.0 million revolving credit facility	—	50,000
$291.2 million credit facility	—	—
$235.3 million credit facility	—	—

Long-term debt (vessels under construction)	$904,768	$699,179

Long-term debt	$1,280,613	$1,339,438

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2008

6.	Long-term debt (continued):

(a)	$291.2 million credit facility:

On March 17, 2008, the Company entered into a $291,200,000 credit facility agreement (the “$291.2 million credit agreement”). The proceeds of this facility will be used by the Company to partially finance the construction of two of the Company’s 13100 TEU vessels.

Under the $291.2 million credit agreement, the Company may borrow up to the lesser of $291.2 million and 80% of the vessel delivered costs provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1,000,000 per vessel.

The facility has a term loan component of $232,960,000, which is divided into two tranches, and a revolving loan component of $58,240,000. One of the tranches of the term loan portion is guaranteed by the Export-Import Bank of Korea (KEXIM). The $291.2 million credit agreement requires payment of interest on the outstanding revolving loan at a rate calculated as LIBOR plus 0.85% per annum, payment of interest on the outstanding term loan tranches at a rate calculated as the commercial interest reference rate of KEXIM plus 0.65% per annum for the first tranche and LIBOR plus 0.35% for the second tranche. The credit agreement also requires payment of a commitment fee of 0.30% per annum calculated on the undrawn, uncancelled portion of the total facility.

The Company can draw the term loans for a specified period of time following the scheduled delivery date of each vessel. After delivery of these vessels, the Company may use the revolving loan for general corporate purposes.

The final maturity date for the revolving loan is the earlier of the twelfth anniversary of the delivery date of the last vessel and December 31, 2023 and the final maturity date for the term loans is the earlier of the twelfth anniversary of the delivery date of the vessels to which those term loans relate and December 31, 2023.

The Company may prepay the term loans on a repayment date without penalty, other than breakage costs and opportunity costs in certain circumstances. The Company may prepay the revolving loan on the last day of any interest period except that the Company is not permitted to prepay a certain portion of the revolving loan during the pre-delivery period. Amounts of the revolving loan that are prepaid voluntarily may be re-borrowed up to the amount of the revolving loan. The Company will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel, the cancellation of a ship building contract or if the guarantee provided by KEXIM ceases to be valid for certain reasons and KEXIM determines that there has been or could be a material adverse effect on the Company’s ability to perform its payment obligations. The Company may also remove a vessel from the facility upon prepayment of the relevant portion of the outstanding loans.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2008

6.	Long-term debt (continued):

(b)	$235.3 million credit facility:

On March 31, 2008, the Company entered into a $235,300,000 credit facility agreement (the “$235.3 million credit agreement”) with the Sumitomo Mitsui Banking Corporation. The proceeds of this facility will be used by the Company to partially finance the construction of two of the Company’s 13100 TEU vessels.

Under the $235.3 million credit agreement, the Company may borrow up to the lesser of $235.3 million and 65% of the vessel delivered costs provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1,500,000 per vessel, except that it may be increased to $2,500,000 per vessel with the consent of Sumitomo Mitsui Banking Corporation Brussels division. The financing will be made available in two loans (the “vessel loans”). Each vessel loan has a maximum principal amount of the lesser of (i) $117,650,000, (ii) 65% of the vessel delivered costs relating to each vessel, and (iii) when aggregated with the other vessel loan, $235,300,000.

The facility will be partly insured for both political and economic risks by the Korea Export Insurance Corporation (“KEIC”). For each vessel loan, KEIC will insure during the pre-delivery period the sum of the KEIC insurance premium plus 56% of the installments paid to the shipyards (“the KEIC covered portion”). The amount insured will not exceed $93.6 million per vessel on delivery and will reduce progressively down to zero at maturity during the post-delivery period.

The KEIC premium is, for each vessel, the KEIC covered portion multiplied by the KEIC Insurance Premium Rate divided by the difference between 1 minus the Insurance Premium Rate of 1.52%.

The $235.3 million credit agreement requires payment of interest on the outstanding loan at a rate calculated as (a) in respect of the uncovered portion, 1% per annum plus LIBOR, and (b) in respect of the KEIC covered portion, 0.7% per annum plus LIBOR. The margin on the interest rate in respect of the KEIC covered portion was originally 0.4% but the credit agreement was amended on July 29, 2008 to increase the margin from 0.4% to 0.7% in connection with the syndication of the facility. The credit agreement also requires payment of a commitment fee of 0.35% per annum calculated on the undrawn, uncancelled portion of the total facility.

The Company can draw up to the maximum available loan for a specified period of time from the date of the signing of the agreement to the earlier of the delivery date of the 2nd vessel, the date following 210 days after the scheduled delivery date of the 2nd vessel (scheduled date is July 11, 2011), and February 6, 2012.

The final maturity date for the credit facility is the earlier of the twelfth anniversary of the delivery date of the vessel which is delivered last and February 6, 2024.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2008

6.	Long-term debt (continued):

(b)	$235.3 million credit facility (continued):

The Company must repay the loans over twenty-four semi-annual repayment dates. The first repayment date will be six months after the delivery date of the last vessel to be delivered. The Company may prepay the loan in whole or from time to time in part on the last day of any period on which interest payable on a loan or an overdue amount is calculated.

The Company may prepay all loans without penalty, other than breakage costs in certain circumstances. No amounts prepaid under the credit agreement may be re-borrowed. The Company will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel or the cancellation of a ship building contract where the Company elects not to substitute another vessel within the time period and on the terms set out in the credit agreement or if the KEIC insurance policies (the “KEIC Insurance”) cease to be valid or enforceable in any material respect other than in certain circumstances.

A prepayment must be in a minimum amount of $5,000,000 and in integral multiples of $1,000,000. No amounts prepaid may be reborrowed. The Company may also cancel the unutilized amount of the facility in whole or in part. Partial cancellation must be in a minimum amount of $5,000,000 and in integral multiples of $2,500,000 in excess of $5,000,000.

(c)	Minimum repayments:

As at June 30, 2008, minimum repayments for the balances outstanding with respect to the credit facilities are as follows:

2010	$6,063
2011	6,463
2012	40,549
Thereafter	1,227,538

$1,280,613

During the quarter ended June 30, 2008, the Company exercised an option under its $1.3 billion revolving credit facility to extend the final maturity date by twelve months to May 11, 2015 from May 11, 2014.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2008

7.	Other long-term liability:

On November 29, 2007 and December 3, 2007, the Company agreed to purchase five 4500 TEU vessels that will be built by Samsung Heavy Industries Co., Ltd. (Samsung). The contractual purchase price is $82,811,000 per vessel. The vessels are scheduled to be delivered between September 2010 and July 2011. On December 27, 2007, the Company entered into agreements to novate the shipbuilding contracts to an unrelated special purpose entity (the SPE). The Company also entered into agreements with the SPE to lease the five 4500 TEU vessels upon completion of the construction terms. Under the lease agreements, the Company will pay lease payments of 20% of the value of the vessels over the term of the first five years and a balloon payment at the termination of the leases for the remaining 80% of the value. Upon termination of the leases, the Company has the ability to purchase the vessels at the fair market value at that time. Under the lease agreements, the Company receives a rental rebate equal to 99.9% of the proceeds from the sale of each vessel.

All obligations under the lease are guaranteed by the Company. Under the terms of these arrangements, the novation of the shipbuilding contracts to the SPE does not constitute a sale-leaseback of the vessels. As a result, the Company will continue to recognize the amounts paid under the contracts with Samsung as Deposits on Vessels under Construction and the amounts paid by the SPE as Other Long-Term Liability. In addition, interest amount owing as a result of the rate implicit in the payment stream are included in Other Long-Term Liability and capitalized to Deposits on Vessels Under Construction as appropriate.

8.	Share capital:

On April 16, 2008, the Company completed an equity offering and issued 7,000,000 common shares at a price of $27.25 per share. Certain of the Company’s executive officers and members of the board of directors, certain affiliates of the Manager and certain of their executive officers and an immediate family member of the Chairman of the Board purchased 663,300 common shares directly from the Company at the public offering price concurrently with the closing of this equity offering. On May 5, 2008, an additional 1,050,000 common shares were issued to the underwriters as part of the over-allotment option granted to them by the Company. Net proceeds from the underwritten public offering, including the over-allotment, after underwriting discounts but before offering expenses, and from the concurrent sale were $228,663,000 were used to repay indebtedness under the $1.3 billion revolving credit facility.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2008

9.	Share-based compensation:

In December 2005, the Company’s board of directors adopted the Seaspan Corporation Stock Incentive Plan (the Plan), under which our officers, employees and directors may be granted options, restricted stock, phantom shares, and other stock-based awards as may be determined by the Company’s board of directors. A total of 1,000,000 common shares were reserved for issuance under the Plan, which is administered by the Company’s board of directors. The Plan expires 10 years from the date of its adoption.

Under the Plan, the Company issued the following share-based awards during the six month period ended June 30, 2008:

(a)	21,350 restricted Class A common shares to its independent directors as compensation for services for 2008. These shares will vest on December 31, 2008.

During the six months ended June 30, 2008, the following share-based awards vested:

(b)	On January 1, 2008, one third of the phantom share units issued to the Chief Executive Officer as compensation for services vested. 33,167 Class A common shares were issued in exchange for the cancellation of the 33,167 vested phantom share units. The remaining 33,167 phantom share units outstanding as at June 30, 2008 are expected to be settled in Class A common shares in exchange for the cancellation of the phantom share units as they vest.

(c)	On January 1, 2008, one third of the phantom share units issued to the Chief Financial Officer as compensation for services vested. 5,000 Class A common shares were issued in exchange for the cancellation of the 5,000 vested phantom share units. The remaining 10,000 phantom share units outstanding as at June 30, 2008 are expected to be settled in Class A common shares in exchange for the cancellation of the phantom share units as they vest.

Share based awards are summarized as follows:

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2007	—	$—	216,333	$24.27
Granted	21,350	24.82	—	—
Vested	—	—	(38,167)	23.35

June 30, 2008	21,350	$24.82	178,166	$24.27

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2008

9.	Share-based compensation (continued):

The above shared-based awards are recognized as compensation costs over the requisite service period in the statement of operations based on the fair value of the award on the date of grant. During the six month period ended June 30, 2008 the Company recognized a total of $1,273,000 (2007 - $596,000) share-based compensation expenses. As at June 30, 2008, there was $3,616,000 (December 31, 2007 - $4,359,000) of total unrecognized compensation costs relating to the outstanding share-based awards. The unrecognized compensation costs relating to the share-based awards issued to the Chief Executive Officer and Chief Financial Officer are expected to be recognized over a 30 month period and the unrecognized compensation cost to the other directors is expected to be recognized over a six month period.

10.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	June 30, 2008	December 31, 2007
Due to related parties (note 2(b))	$2,318	$1,657
Accrued interest	5,253	3,735
Other accrued liabilities	5,453	3,124

	$13,024	$8,516

(b)	Supplementary information to the statement of cash flows consists of:

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Interest paid	$6,223	$9,210	$16,689	$15,442
Interest received	138	1,040	432	2,157
Undrawn credit facility fee paid	1,211	421	1,678	929
Non-cash transactions:
Other long-term liability for vessels under construction	4,418	—	122,791	—

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2008

11.	Commitments and contingent obligations:

(a)	As at June 30, 2008, the Company has outstanding commitments for the purchase of additional vessels and installment payments for vessels under construction, as follows:

2008	$320,117
2009	631,405
2010	672,234
2011	768,621

$2,392,377

(b)	As at June 30, 2008, based on 100% utilization, the minimum future revenues to be received on committed time charter party agreements are approximately:

2008	$119,854
2009	296,695
2010	429,841
2011	619,214
2012	653,364
Thereafter	5,090,366

$7,209,334

(c)	Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years. The fixed payment to the Manager for technical and administrative services under the current management agreement for the remainder of 2008 is $28,374,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2008

12.	Financial instruments:

(a)	Concentration of credit risk:

CSCL Asia, HL USA, APM and COSCON are the Company’s only customers as at June 30, 2008. As at June 30, 2008, customers accounting for our total revenues are:

	June 30, 2008	June 30, 2007
CSCL Asia	$55,730	$46,589
HL USA	29,484	25,181
APM	17,017	16,563
COSCON	6,916	1,771

	$109,147	$90,104

(b)	Fair value:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. The carrying value of long-term debt recalculated at current interest rates, approximates its carrying value.

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measure of fair value, and expands disclosures about fair value measurements.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as observable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of June 30, 2008, the Company held interest rate derivative financial instruments which are required to be measured at fair value on a recurring basis. The fair value of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized these swap contracts as Level 2. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flows of both the fixed rate and variable rate interest payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions. See note 12(c) for further information on the Company’s interest rate derivative financial instruments.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2008

12.	Financial instruments (continued):

(c)	Interest rate derivative financial instruments:

The Company uses derivative financial instruments, consisting of interest rate swap agreements and an interest rate swaption, to manage its exposure to adverse movements in interest rates. The fair value of these derivative financial instruments at June 30, 2008 was a liability of $137,127,000 (December 31, 2007 - $135,617,000).

The Company has designated certain of these interest rate swaps as hedging instruments in accordance with the requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, as follows:

Fixed per annum rate swapped for LIBOR	Notional amount as at June 30, 2008	Maximum notional amount (1)	Effective date	Ending date
4.6325%	$663,399	$663,399	September 15, 2005	July 16, 2012
5.2500%	100,473	200,000	September 29, 2006	June 23, 2010
5.2600%	68,000	106,800	July 3, 2006	February 26, 2021	(2)
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012
5.6000%	—	200,000	June 23, 2010	December 23, 2021

On January 31, 2008, the Company de-designated two interest rate swaps: a fixed rate of 5.64% with an effective date of August 31, 2007 and a fixed rate of 5.315% with an effective date of August 15, 2006. The impact of these de-designations resulted in recognition of a charge of $1,647,000 to earnings out of accumulated other comprehensive loss at the date of de-designation.

In addition, the Company has the following interest rate swaps that are not designated as hedges:

Fixed per annum rate swapped for LIBOR	Notional amount as at June 30, 2008	Maximum notional amount (1)	Effective date	Ending date
5.6400%	$311,577	$714,500	August 31, 2007	August 31, 2017
5.4200%	140,304	438,462	September 6, 2007	May 31, 2024
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.0275%	73,620	158,000	May 31, 2007	September 30, 2015
5.3150%	67,534	106,800	August 15, 2006	August 28, 2009
5.1700%	18,480	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 30, 2025
5.5950%	—	106,800	August 29, 2009	August 28, 2020
5.4975%	—	59,700	July 31, 2012	July 31, 2019

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2008

12.	Financial instruments (continued):

(c)	Interest rate derivative financial instruments (continued):

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.

(2)

The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

13.	Subsequent events:

(a)	Subsequent to the quarter-end, the Company drew $36,610,000 on its credit facilities to fund installment payments for vessels under construction.

(b)	On July 31, 2008, the Company declared a dividend of $0.475 per share, representing a total distribution of $31,499,000. The dividend is payable on August 15, 2008 to all shareholders of record on August 6, 2008.

(c)	On August 7, 2008, the Company took delivery of the CSCL Sao Paulo from Jiangsu in China.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. During the year ended December 31, 2007, Seaspan Corporation incorporated Seaspan Finance I Co. Ltd., Seaspan Finance II Co. Ltd., and Seaspan Finance III Co. Ltd. (the “Subsidiaries”). These entities are fully consolidated and the use of the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and the Subsidiaries. Our business is to own containerships, charter them pursuant to long-term, fixed rate charters and seek additional accretive vessel acquisitions. We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. Our primary objective is to continue to grow our business through accretive acquisitions in order to increase our dividend per share.

As of June 30, 2008, we owned and operated a fleet of 30 containerships and have entered into contracts for the purchase or lease, as the case may be, of an additional 38 containerships. As of June 30, 2008, the average age of the 30 vessels currently in our fleet was 5.0 years.

Our customer selection process is targeted at well-established container liner companies that charter vessels on a long-term basis as part of their fleet expansion strategy. Currently, 15 containerships in our fleet are under time charters with China Shipping Container Lines (Asia) Co., Ltd., or, CSCL Asia. CSCL Asia, a British Virgin Islands company, is a subsidiary of China Shipping Container Lines Co., Ltd., or CSCL. CSCL is the eighth largest container shipping company in the world based on TEU capacity as of July 3, 2008. CSCL Asia primarily operates in the China trade routes, which have experienced significant growth in the past few years. Nine containerships in our fleet are under time charters with Hapag-Lloyd USA, LLC, or HL USA, which is an affiliate of Hapag Lloyd, AG, the fifth largest container shipping company in the world by TEU capacity as of July 3, 2008. Our four 4800 TEU vessels are chartered to A.P. Møller-Mærsk, or APM, the world’s largest container shipping company based on TEU capacity as of July 3, 2008. Two of our containerships are currently chartered to COSCO Container Lines Co., Ltd., or COSCON, the world’s sixth largest container shipping company based on TEU capacity as of July 3, 2008. The 38 containerships that we have contracted to purchase or lease, as the case may be, will similarly be chartered on a long-term basis.

We intend to increase the size of our fleet through timely and selective acquisitions of new and secondhand vessel containerships that we believe will be accretive to distributable cash flow per share. We believe that entering into newbuild contracts will provide for the long-term growth of our fleet and continue to reduce the average age of our fleet. In addition, we believe that selectively acquiring high-quality secondhand vessels with long-term charters with leading container liners should provide for near-term growth in our fleet. We intend to continue this strategy to the extent market conditions permit as we believe that it will enable us to reduce capital costs and enhance returns. However, we cannot assure you that we will successfully consummate any additional vessel acquisitions.

Our Fleet

The following chart details the number of vessels in our fleet based on size as we take contractual delivery:

TEU Vessel Size		As of 30-Jun-08	Forecasted Year Ending December 31,
Class	Actual		2008	2009	2010	2011
13100	13092	—	—	—	—	8
9600	9580	2	2	2	2	2
8500	8468	2	2	2	2	2
8500	8495	—	—	2	8	8
5100	5087	—	—	4	4	4
4800	4809	4	4	4	4	4
4500	4520	—	—	—	2	5
4250	4253	19	19	23	23	23
3500	3534	2	2	2	2	2
2500	2546	1	6	8	10	10
Operating Vessels		30	35	47	57	68

Actual Capacity (TEU)		145,753	158,483	217,925	283,027	401,323

Our Financing Facilities

Our $1.3 Billion Credit Facility

During the second quarter of 2008, we exercised an option under our $1.3 billion credit facility agreement to extend the final maturity date of that facility by twelve months to May 11, 2015.

Our $291.2 Million Credit Facility

On March 17, 2008, we entered into a $291.2 million credit facility agreement, or the $291.2 Million Credit Agreement. The facility has a term loan component, which is divided into two tranches, and a revolving loan component, which is divided into a senior revolver and junior revolver. The proceeds of this facility are available to partially finance the construction of two of our 13100 TEU vessels, one of which is under construction by Hyundai Heavy Industries Co., Ltd., or HHI, and the other by Hyundai Samho Heavy Industries Co., Ltd., or HSHI. The term loans are available for drawing until a certain period of time following the scheduled delivery date of each vessel. After delivery of these vessels, we may use the revolving loan for general corporate purposes.

The final maturity date for the revolving loan is the earlier of the twelfth anniversary of the delivery date of the last vessel delivered and December 31, 2023, and the final maturity date for the term loans is the earlier of the twelfth anniversary of the delivery date of the vessels to which those term loans relate and December 31, 2023. The outstanding loans under the facility must be paid in full by the relevant final maturity date.

Our obligations under the $291.2 Million Credit Agreement will be secured by, among other things, assignments of ship building contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels. One of the tranches of the term loan portion is guaranteed by the Export-Import Bank of Korea, or KEXIM.

Under the $291.2 Million Credit Agreement, we may borrow up to the lesser of $291.2 million and 80% of the vessel delivered costs (as defined in the credit agreement) and on an individual vessel basis, the lesser of $145.6 million and 80% of the vessel delivered costs for that vessel provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1.0 million per vessel. Consistent with export-import bank financing under the applicable OECD rules, we must pay 20% of the vessel delivered costs on or prior to the delivery date.

We may prepay the term loans on a repayment date (as defined in the credit agreement) without penalty, other than breakage costs and opportunity costs in certain circumstances. We may prepay the revolving loan on the last day of any interest period except that we are not permitted to prepay the junior revolving loan during the pre-delivery period. Amounts of the revolving loan that are prepaid voluntarily may be re-borrowed up to the amount of the revolving loan. We will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel, the cancellation of a ship building contract or if the guarantee provided by KEXIM ceases to be valid for certain reasons and KEXIM determines that there has been or could be a material adverse effect on our ability to perform our payment obligations. We may also remove a vessel from the facility upon prepayment of the relevant portion of the outstanding loans.

The $291.2 Million Credit Agreement requires payment of interest on the outstanding revolving loan at a rate calculated as LIBOR plus 0.85% per annum and payment of interest on the outstanding term loans at a rate calculated as the commercial interest reference rate of KEXIM plus 0.65% per annum for the first tranche, LIBOR plus 0.35% for the second tranche. The credit agreement also requires payment of a commitment fee of 0.30% per annum calculated on the undrawn, uncancelled portion of the facility. Prior to delivery of a vessel, interest and commitment fees associated with the loans for a vessel may be capitalized and added to the outstanding loans.

In addition to the security we have granted to secure the facility, we are also subject to other customary conditions precedent and other restrictions before we may borrow under the facility including, but not limited to, that no event of default is outstanding and that there has been no material adverse change in our ability to make all required payments under the credit agreement. In addition, the facility contains various covenants limiting our ability to, among other things:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the collateral vessels.

The $291.2 Million Credit Agreement also contains certain financial covenants including, but not limited to, those that require us to maintain:

•	a tangible net worth in excess of $450.0 million;

•	total borrowings at less than 65% of the total assets;

•	cash on hand and cash equivalents of $25.0 million if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	a net interest coverage ratio of 2.50 to 1.00; and

•	an interest and principal coverage ratio greater than or equal to 1.1 to 1.0.

The $291.2 Million Credit Agreement contains certain events of default including, but not limited to, non-payment of principal or interest, breach of covenants, material inaccuracy of representations, default under other material indebtedness and bankruptcy.

Our $235.3 Million Credit Facility

On March 31, 2008, we entered into a credit agreement with Sumitomo Mitsui Banking Corporation as mandated lead arranger, Sumitomo Mitsui Banking Corporation, Brussels Branch as original lender, Sumitomo Mitsui Banking Corporation Europe Limited as security trustee and Sumitomo Mitsui Banking Corporation, Brussels Branch as facility agent for a term loan facility in the maximum aggregate amount of $235.3 million. The facility is partially insured by the Korea Export Insurance Corporation, or KEIC, and Sumitomo Mitsui Banking Corporation, Brussels Branch is acting as an agent for KEIC with respect to the facility.

The proceeds of the facility may be used by us to partially finance the construction, acquisition and vessel delivered costs (as defined in the credit agreement) of two of our 13100 TEU vessels, one to be constructed by HHI and the other to be constructed by HSHI.

The final maturity date for the facility is the earlier of the twelfth anniversary of the delivery date of the last vessel delivered and February 6, 2024. Our obligations under the credit agreement will be secured by, among other things, assignments of ship building contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels.

Under the facility, we may borrow up to the lesser of $235.3 million and 65% of the vessel delivered costs (as defined in the credit agreement) and on an individual vessel basis, the lesser of $117.65 million and 65% of the vessel delivered costs for that vessel provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1.5 million per vessel except that it may be increased to an amount of up to $2.5 million per vessel with the consent of the facility agent.

Beginning six months after the actual delivery date of the last delivered vessel securing the facility, the amount borrowed with respect to that vessel will be reduced by 24 semi-annual payments of $2,693,750 until the maturity date. A final repayment of $53.0 million of the amount borrowed with respect to that vessel is required upon the final maturity date.

We may prepay all loans without penalty, other than breakage costs in certain circumstances. No amounts prepaid under the credit agreement may be re-borrowed. We will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel or the cancellation of a ship building contract where we elect not to substitute another vessel within the time period and on the terms set out in the credit agreement or if the KEIC insurance policies, or the KEIC Insurance, cease to be valid or enforceable in any material respect other than in certain circumstances.

The credit agreement originally required payment of interest on the outstanding loans at a rate calculated as LIBOR plus 0.4% per annum on the portion of the facility covered by the KEIC Insurance and LIBOR plus 1.0% per annum on the portion of the facility that is not covered by the KEIC Insurance. On July 29, 2008, we amended our $235.3 million credit agreement to increase the interest rate margin on the portion of the facility covered by the KEIC Insurance. The interest rate margin increased from 0.4% to 0.7% in connection with the syndication of the facility. Exhibit II is the amendment to our $235.3 million credit agreement, which we incorporate herein by reference.

The credit agreement also requires payment of a commitment fee of 0.35% per annum calculated on the undrawn, uncancelled portion of the facility. Prior to delivery of a vessel, interest and commitment fees associated with the loans for a vessel may be capitalized and added to the outstanding loans.

In addition to the security granted by us to secure the facility, we are also subject to other customary conditions precedent before we may borrow under the facility including, but not limited to, that no event of default is outstanding and that there has been no material adverse change in our ability to make all required payments under the credit agreement. The credit agreement contains various covenants limiting our ability to, among other things:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the collateral vessels.

The credit agreement also contains certain financial covenants including, but not limited to, those that require us to maintain:

•	a tangible net worth in excess of $450.0 million;

•	cash on hand and cash equivalents of $25.0 million if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	a net interest coverage ratio of greater than 2.50 to 1.00; and

•	an interest and principal coverage ratio greater than or equal to 1.1 to 1.0.

The credit agreement contains customary events of default including, but not limited to, non-payment of principal or interest, breach of covenants, material inaccuracy of representations, default under other material indebtedness and bankruptcy.

Equity Offering

On April 16, 2008, we issued 7,663,300 common shares at a public offering price of $27.25 per share. This amount includes 7,000,000 common shares sold in an underwritten public offering and 663,300 shares sold directly to certain executive officers and directors, certain affiliates of our manager and certain of their executive officers, and Dennis Washington in a concurrent sale. The net proceeds from the underwritten public offering, after underwriting discounts, to us were $183.1 million. The net proceeds from the concurrent sale were $18.1 million. We used the net proceeds from the public offering and the concurrent sale for general corporate purposes, including repayment of indebtedness, capital expenditures, working capital and to make vessel acquisitions. On May 5, 2008, we issued 1,050,000 common shares as a result of the underwriters’ exercise of the entire over-allotment option granted to them in connection with the April public common share offering. We received $27.5 million in net proceeds, after deducting the underwriting discount (but before expenses).

Appointment of New Director

On April 26, 2008, our board of directors increased the size of the board from seven to eight directors and appointed John C. Hsu to serve as the eighth member of the board. The board has determined that Mr. Hsu meets the standards for independence established by the New York Stock Exchange. Peter Lorange resigned as a member of the Compensation Committee on July 30, 2008 and John C. Hsu was appointed in his place. Our board of directors also increased the size of the Audit Committee on July 30, 2008 from three to four members and appointed John C. Hsu as the Audit Committee’s fourth member.

Dividend Reinvestment Plan

On May 29, 2008, we instituted a dividend reinvestment plan. The plan allows interested shareholders to reinvest all or a portion of their cash dividends in our common shares without paying any brokerage commission or service charge.

Our Management Agreements

During the first quarter of 2008, we also entered into three vessel management agreements with Seaspan Management Services Limited, or our Manager, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. Each of the management agreements provides technical services for two of our 13100 TEU vessels. Upon delivery, all six vessels will be chartered to COSCON.

The terms of each management agreement are substantially similar to those of our other management agreements with respect to the technical services and services related to pre-delivery matters. Under the management agreements, our Manager will provide technical ship management and pre-delivery services for the vessels, including managing day-to-day vessel operations, arranging general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel trades, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation, compensation and insurance of the crew (including processing all claims), arranging normally scheduled dry-docking and general and routine repairs, arranging insurance for the vessels (including marine hull and machinery insurance, protection and indemnity insurance and risks and crew insurance), purchasing stores, supplies, spares, lubricating oil and making maintenance capital expenditures for the vessels, appointing supervisors and technical consultants, providing technical support, shoreside support and attending to all other technical matters necessary to run the vessels.

Under the management agreements, we will pay an initial technical service fee of $6,750 per vessel per day to our Manager for the management of each vessel once the relevant vessel is delivered. Consistent with our other management agreements, these fees will remain in effect until December 31, 2008 and will thereafter be adjusted every three years. The management agreements will expire on December 31, 2025, unless renewed or terminated earlier pursuant to its terms.

During the second quarter of 2008, we amended each of our management agreements to fix the amount we pay to our Manager for reimbursement of the costs and expenses incurred by our Manager and its affiliates in providing certain pre-delivery services related to the supervision of the construction of our new build vessels.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”), and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations. On an on-going basis, we evaluate our estimates and judgments. We base our estimate on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our financial statements.

Revenue Recognition

Charter revenue is generated from long-term time charters for each vessel and commences as soon as the vessel is delivered. Time charter revenues are recorded on a straight-line basis over the initial term of the charter arrangement. The charters provide for a per vessel fixed daily charter hire rate. We do not enter into spot voyage arrangements with respect to any of our vessels. Although our charter revenues are fixed, and accordingly little judgment is required to be applied to the amount of revenue recognition, there is no certainty as to the daily charter rates or other terms that will be available upon the expiration of our existing charter party agreements.

Vessel Lives

Our vessels represent our most significant assets. The initial fleet of 10 vessels acquired at the time of our initial public offering is carried at the historical carrying value of our predecessor, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. The difference between the purchase price of the initial fleet and the historical carrying value was charged against shareholders’ equity at the time of the acquisition. All additional vessels purchased subsequent to our initial public offering are recorded at their cost to us, reflecting the fair value of the consideration we pay upon their acquisition. We depreciate our vessels using the straight-line method over their estimated useful lives. We review the estimate of our vessels useful lives on an on-going basis to ensure they reflect current technology, service potential, and vessel structure. For accounting purposes, we estimate the useful life of the vessels will be 30 years from the date of initial completion. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors, many of which are outside of our control.

Impairment of Long-lived Assets

We evaluate the net carrying value of our vessels for possible impairment when events or conditions exist that cause us to question whether the carrying value of the vessels will be recovered from future undiscounted net cash flows. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations, and other relevant factors. To the extent that the carrying value of the vessels exceeds the undiscounted estimated future cash flows, the vessels would be written down to their fair value.

Intangible Assets

For certain vessels where we provide lubricants for the operation of such vessels, we have a contractual right to have the vessel returned with the same level and complement of lubricants. This contractual right is recorded as an intangible asset at the historical fair value of the lubricants at the time of delivery. Intangible assets are tested for impairment annually or more frequently due to events or changes in circumstances that indicate the asset might be impaired. An impairment loss is recognized when the carrying amount of the intangible asset exceeds its fair value.

Derivative Instruments

Our hedging policies permit the use of various derivative financial instruments to manage interest rate risk. We have entered into interest rate swap and swaption agreements to reduce our exposure to market risks from changing interest rates. Derivatives and hedging activities are accounted for in accordance with Financial Accounting Standards Board, or FASB, Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. We recognize the interest rate swap and swaption agreements on the balance sheet at their fair value.

To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be formally designated as a hedge at the inception of the hedging relationship and subsequently tested for effectiveness. We consider a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. For interest rate swap agreements that are formally designated as cash flow hedges, the changes in the fair value of these interest rate swaps are recorded in other comprehensive income and are reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. Actual cash receipts and/or payments and related accruals on derivatives related to hedges are recorded as adjustments to the interest income or interest expense associated with the hedged item. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If we determine that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

We believe our future borrowings and interest payments are probable based on the financing requirements for ships currently under contract. Our ongoing ability to employ hedge accounting is dependent on our ability to demonstrate that the hedges continue to be highly effective in offsetting the interest rate variability associated with the hedged interest payments. The effectiveness of these hedges is dependent on a variety of factors, including the amount of variable rate debt, the timing of borrowings (which is based on vessel construction payments), the interest reset terms, and the timing and frequency of interest payments.

If we de-designate a hedging relationship and discontinue hedge accounting, we evaluate the future settlements to determine whether there are any hedged interest rate payments that are improbable to occur. When such amounts are identified as being improbable, the balance pertaining to these amounts that is included in accumulated other comprehensive income is reversed through earnings immediately. When amounts are not identified as improbable, any balances recorded in accumulated other comprehensive income at the de-designation date are recognized in earnings when the actual settlements under the interest rate swap occur.

During the quarter ended March 31, 2008, we changed our forecasts of probable outstanding debt as a result of certain changes in economic factors and capital structuring. As a result of these changes to our forecasts, we determined that there may be insufficient debt during certain settlements periods over the length of the hedging relationship. On January 31, 2008, we de-designated two of our interest rate swap hedges based on this analysis.

Other interest rate swap agreements and the swaption agreement that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Bunkers. Heavy fuel and diesel oil used to power a ship’s engines.

Charter. The hire of a ship for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

Charterer. The party that hires a ship for a period of time or for a voyage.

Charterhire. A sum of money paid to the shipowner by a charterer for the use of a ship. Charterhire paid under a voyage charter is also known as “freight”.

Classification society. An independent organization that certifies that a ship has been built and maintained according to the organization’s rules for that type of ship and complies with the applicable rules and regulations of the country of the ship’s registry and the international conventions of which that country is a member. A ship that receives its certification is referred to as being “in-class”.

Dry-docking. The removal of a ship from the water for inspection and repair of those parts of a ship that are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings for containerships generally occur once every five years, at which time a Special Survey may be conducted.

Ship operating expenses. The costs of operating a ship, primarily consisting of crew wages and associated costs, insurance premiums, management fee, lubricants and spare parts, and repair and maintenance costs. Ship operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in “voyage expenses”.

Special survey. The inspection of a ship by a classification society surveyor that takes place every five years, as part of the recertification of the ship by a classification society.

Spot market. The market for immediate chartering of a ship, usually for single voyages.

TEU. Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

Time charter. A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying ship operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The shipowner is paid charterhire, which accrues on a daily basis.

Voyage charter. A charter under which a shipowner hires out a ship for a specific voyage between the loading port and the discharging port. The shipowner is responsible for paying both ship operating expenses and voyage expenses. Typically, the charterer is responsible for any delay at the loading or discharging ports. The shipowner is paid freight on the basis of the cargo movement between ports.

Voyage expenses. Expenses incurred due to a ship’s traveling from a loading port to a discharging port, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

Three and Six Months ended June 30, 2008 Compared with Three and Six Months Ended June 30, 2007

The following discussion of our financial condition and results of operations for the three and six months ended June 30, 2008 and 2007 has been prepared in accordance with United States GAAP.

The following table presents our operating results for the three and six months ended June 30, 2008 and 2007:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Statement of operations data (in thousands of dollars):
Revenue	$54,932	$48,876	$109,147	$90,104
Operating expenses:
Ship operating	12,731	11,153	25,335	20,910
Depreciation	13,924	12,220	27,665	22,736
General and administrative	2,139	1,483	3,956	2,842

Operating earnings	26,138	24,020	52,191	43,616
Other expenses (earnings):
Interest expense	10,055	8,580	18,671	15,127
Interest income	(163)	(1,040)	(439)	(2,115)
Undrawn credit facility fee	1,492	587	2,604	1,248
Amortization of deferred charges	446	248	908	429
Write-off on debt refinancing	—	635	—	635
Change in fair value of financial instruments	(71,019)	(18,512)	(17,216)	(19,957)

Net earnings	$85,327	$33,522	$47,663	$48,249

Common shares outstanding (in thousands):	64,562	51,575	61,080	49,557

Per share data (in dollars):
Basic and diluted earnings per share	$1.32	$0.65	$0.78	$0.97
Cash dividends paid	$0.48	$0.44625	$0.95	$0.8925
Statement of cash flows data (in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$32,175	$28,196	$61,190	$53,513
Financing activities	110,179	353,721	140,447	504,832
Investing activities	(126,559)	(306,133)	(292,869)	(540,643)

Net increase (decrease) in cash	$15,795	$75,784	$(91,232)	$17,702

As of June 30, 2008
Selected balance sheet data (in thousands of dollars):
Current assets	$36,696
Vessels	2,808,843
Deferred charges	21,733
Other assets	6,258

Total assets	$2,873,530

Current liabilities	$15,552
Long-term debt	1,280,613
Other long-term liability	381,999

As of June 30, 2008
Fair value of financial instruments	137,127
Shareholders’ equity	1,058,239

Total liabilities and shareholders’ equity	$2,873,530

Other data, at quarter end:
Number of vessels in operation	30
Average age of fleet in years	5.0
TEU capacity	145,753
Average remaining initial term on outstanding charters	7.5

The following table summarizes key facts regarding the 30 vessels in operation as of June 30, 2008. Each of the vessels listed below was built by Samsung Heavy Industries Co., Ltd. except for four 4800 TEU vessels, three of which were built in 1989 by Odense-Lindo Shipyard Ltd. and one of which was built in 1988 by Odense-Lindo Shipyard Ltd., the two 3500 TEU vessels, which were built in 2007 by Zhejiang Shipbuilding Co. Ltd. and the CSCL Panama which was built in 2008 by Jiangsu Yangzijiang Shipbuilding Co., Ltd.

Vessel Name	Vessel Class (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate
						(in thousands)
CSCL Zeebrugge	9600	03/15/07	2007	CSCL Asia	12 years	$34.0	(1)
CSCL Long Beach	9600	07/05/07	2007	CSCL Asia	12 years	34.0	(1)
MSC Belgium	8500	12/4/04	2004	CSCL Asia	12 years + one 3-year option	29.5	(2)
CSCL Africa(3)	8500	1/24/05	2005	CSCL Asia	12 years + one 3-year option	29.5	(2)
CSCL Hamburg	4250	7/3/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(4)
CSCL Chiwan	4250	9/20/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(4)
CSCL Ningbo	4250	6/15/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(5)
CSCL Dalian	4250	9/4/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(5)
CSCL Felixstowe	4250	10/15/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(5)
CSCL Vancouver	4250	2/16/05	2005	CSCL Asia	12 years	17.0
CSCL Sydney	4250	4/19/05	2005	CSCL Asia	12 years	17.0
CSCL New York	4250	5/26/05	2005	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	8/17/05	2005	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	9/15/05	2005	CSCL Asia	12 years	17.0
New Delhi Express	4250	10/18/05	2005	HL USA	3 years + seven 1-year extensions + two 1-year options(6)	18.0	(7)
Dubai Express	4250	1/3/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(6)	18.0	(7)
Jakarta Express	4250	2/21/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(6)	18.0	(7)
Saigon Express	4250	4/6/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(6)	18.0	(7)
Lahore Express	4250	7/11/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(6)	18.0	(7)
Rio Grande Express	4250	10/20/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(6)	18.0	(7)
Santos Express	4250	11/13/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(6)	18.0	(7)
Rio de Janeiro Express	4250	03/28/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options(6)	18.0	(7)
Manila Express	4250	05/23/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options(6)	18.0	(7)

Vessel Name	Vessel Class (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate
						(in thousands)
MSC Sweden	4800	11/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(8)
Mærsk Matane	4800	11/20/06	1988	APM	5 years + two 1-year options + one 2-year option	23.5	(8)
Mærsk Marystown	4800	12/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(8)
Mærsk Moncton	4800	12/22/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(8)
COSCO Fuzhou	3500	03/27/07	2007	COSCON	12 years	19.0
COSCO Yingkou	3500	07/05/07	2007	COSCON	12 years	19.0
CSCL Panama	2500	5/14/08	2008	CSCL Asia	12 years	16.8	(9)

(1)	CSCL Asia has an initial daily charter rate of $34,000 per day, increasing to $34,500 per day after six years.
(2)	CSCL Asia has an initial charter of twelve years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the option period.
(3)

CSCL Asia sub-chartered the CSCL Africa to CMA-CGM on April 21, 2008 and the vessel was renamed “CMA CGM Africa.” No changes were made to the time charter for this vessel as a result of the sub-charter.

(4)

CSCL Asia has an initial charter of ten years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the final two-year option.

(5)	The initial charter of ten years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the final two-year option.
(6)

The initial term is three years that automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine.

(7)	HL USA has an initial term of three years that automatically extends for up to an additional seven years with a charter rate of $18,000 per day, and $18,500 per day for the final two one-year options.
(8)

APM has a initial term for five years at $23,450 per day, two consecutive one-year options to charter the vessel at $22,400 and $21,400 per day respectively and a final two-year option to charter the vessel at $20,400 per day; provided, however, that APM may declare an initial term on one or two vessels that is up to 9 months less than 5 years so long as they declare an initial term which is correspondingly greater than 5 years for the same number of vessels. In addition, we will pay an affiliate of APM a 0.5% commission on all hire payments for each of the APM charters.

(9)	CSCL Asia has an initial daily rate of $16,750 per day, increasing to $16,900 after six years.

We began the year with 29 vessels in operations that contributed 5,220 operating days for the six months ended June 30, 2008. In May, an additional vessel went into operation that contributed 48 operating days for the six months ended June 30, 2008. Operating days are the primary driver of revenue while ownership days are the driver for ship operating costs.

The following tables summarize vessel utilization and the impact of the off-hire experienced as a result of off-hire on our revenues for the first and second quarters of 2008 and 2007:

	Second Quarter		First Quarter		Year to Date
	2008	2007	2008	2007	2008	2007
Vessel Utilization:
Ownership Days	2,687	2,405	2,639	2,096	5,326	4,501
Less Off-hire Days:
Scheduled 5-Year Survey	(10)	—	—	(33)	(10)	(33)
Incremental Due to Rudder Horn Repair	—	—	—	(9)	—	(9)
Other unscheduled off-hire	(21)	(1)	(27)	(1)	(48)	(2)

Operating Days	2,656	2,404	2,612	2,053	5,268	4,457

Vessel Utilization	98.8%	99.9%	99.0%	97.9%	98.9%	99.0%

	Second Quarter		First Quarter		Year to Date
	2008	2007	2008	2007	2008	2007
	(in thousands)
Revenue — Impact of Off-Hire:
100% Utilization	$55,507	$48,995	$54,703	$42,087	$110,210	$91,082
Less Off-hire:
Scheduled 5-Year Survey	(186)	—	—	(694)	(186)	(694)
Incremental Due to Rudder Horn Repair	—	—	—	(171)	—	(171)
Other unscheduled off-hire	(390)	(119)	(488)	6	(877)	(113)

Actual Revenue Earned	$54,931	$48,876	$54,215	$41,228	$109,147	$90,104

Revenue

Revenue increased by 12.4%, or $6.0 million, to $54.9 million for the quarter ended June 30, 2008, from $48.9 million for the comparable quarter last year. The increase was due to three vessel deliveries subsequent to the quarter ended June 30, 2007. These deliveries include the COSCO Yingkou, CSCL Long Beach, and CSCL Panama. Expressed in vessel operating days, our primary revenue driver, these three vessels contributed $5.6 million in additional revenue or 230 of the 2,656 operating days in the quarter.

	Three Months Ended June 30,		Increase		Six Months Ended June 30,		Increase
	2008	2007	Days	%	2008	2007	Days	%
Operating days	2,656	2,404	252	10.5%	5,268	4,457	811	18.2%
Ownership days	2,687	2,405	282	11.7%	5,326	4,501	825	18.3%

Operating days increased by 10.5%, or 252 days, to 2,656 days for the quarter ended June 30, 2008 from 2,404 operating days for the comparable quarter last year. We incurred 31 days of net off-hire for the quarter, which impacted revenue by $0.6 million. Most of the off-hire was due to the repair and advanced dry-docking of the CSCL Hamburg. The CSCL Hamburg was damaged in a collision with a bulk carrier in March 2008. The collision did not result in environmental damage or loss of life and repairs will likely be covered by insurance, subject to the payment of deductibles. The CSCL Hamburg was subsequently off-hire for waiting time at the repair yard and the repair of damage sustained to the vessel from the collision. The vessel also incurred additional off-hire for an advanced dry-docking that took place in conjunction with the repairs. Although the CSCL Hamburg was not expected to undergo its next scheduled 5-year survey until 2011, the Company chose to combine the repairs with an earlier dry-docking to achieve savings and defer the next scheduled dry-dock to 2013. Vessel utilization was 98.8% for the quarter ended June 30, 2008, compared to 99.9% for the comparable quarter last year.

For the six months ended June 30, 2008, revenue increased by 21.1%, or $19.0 million, to $109.1 million from $90.1 million for the comparable period last year. The increase was mainly attributable to the addition to our fleet of three vessels which contributed 412 of the 5,268 operating days for the six month period ended. Operating days increased by 18.2%, or 811 days, to 5,268 days for the six months ended June 30, 2008 from 4,457 operating days for the comparable period last year. We incurred 58 days of net off-hire for the six months ended June 30, 2008, impacting revenue by $1.1 million. Most of the off-hire was due to the repair and advanced dry-docking of the CSCL Hamburg. Vessel utilization was 98.9% for the six months ended June 30, 2008, compared to 99.0% for the comparable period last year and life to date vessel utilization of 99.1% since our initial public offering.

Ship Operating Expenses

Ship operating expense increased by 14.1%, or $1.6 million, to $12.7 million for the quarter ended June 30, 2008, from $11.2 million for the comparable quarter last year. Ship operating expense increased by 21.2%, or $4.4 million, to $25.3 million for the six months ended June 30, 2008, from $20.9 million for the comparable period last year. The increase was due to the addition of three vessels to our fleet, which are based on fixed daily operating rates for each vessel. Stated in ownership days, our primary driver for ship operating expense, these three deliveries contributed an additional 230 of the 2,687 and 412 of 5,326 ownership days, respectively, for the three and six months ended June 30, 2008.

Depreciation

Depreciation expense increased by 14.0%, or $1.7 million, to $13.9 million for the quarter ended June 30, 2008, from $12.2 million for the comparable quarter last year. Depreciation expense increased by 21.7%, or $4.9 million, to $27.7 million for the six months ended June 30, 2008, from $22.7 million for the comparable period last year. The increase was due to the increase in number of ownership days from the deliveries since June 30, 2007.

General and Administrative Expenses

General and administrative expenses increased by 44.2%, or $0.7 million, to $2.1 million for the quarter ended June 30, 2008, from $1.5 million for the comparable quarter last year. The increase was due mainly to $0.4 million in share based compensation and $0.3 million in growth supporting costs for investor relations and professional services. General and administrative expenses increased by 39.2%, or $1.1 million, to $4.0 million for the six months ended June 30, 2008, from $2.8 million for the comparable period last year. Of the $1.1 million, approximately $0.8 million is share-based compensation expense and $0.2 million is professional fees for accounting and legal services.

Interest Expense

Interest expense increased by 17.2%, or $1.5 million, to $10.1 million for the quarter ended June 30, 2008, from $8.6 million for the comparable quarter last year. Interest expense increased by 23.4%, or $3.5 million, to $18.7 million for the six months ended June 30, 2008, from $15.1 million for the comparable period last year. Interest expense is composed primarily of two components: interest incurred on debt associated with operating vessels and amounts earned or incurred for the difference between the fixed and variable interest rates related to interest rate swaps that are not designated as hedges for which the interest is capitalized. This increase in interest expense is primarily due to the settlements on the interest rate swaps that are not designated as hedging instruments.

The interest incurred on our long-term debt for our vessels under construction is capitalized to the respective vessels under construction.

Undrawn Facility Fee

During the quarter ended June 30, 2008, we incurred $1.5 million in undrawn credit facility fees compared with $0.6 million for the comparable quarter last year, an increase of 154.2%. During the six months ended June 30, 2008, we incurred $2.6 million in undrawn credit facility fees compared with $1.2 million for the comparable period last year, an increase of 108.7%. The increase in undrawn credit facility fees is primarily a result of credit facilities entered into since June 30, 2007 representing over $500.0 million of borrowing capacity, which have not yet been fully drawn. We pay commitment fees ranging from 0.2% to 0.35% on our credit facilities, which are expensed as incurred.

Interest Income

We earn interest income through investing excess cash balances in highly liquid securities with terms to maturity of three months or less. During the quarter ended June 30, 2008, we earned interest income of $0.2 million compared with $1.0 million for the comparable quarter last year. During the six months ended June 30, 2008, we earned interest income of $0.4 million compared with $2.1 million for the comparable period last. The decrease in interest income is due to the decrease in our average cash balance outstanding for the quarter, as well as a decrease in interest rates.

Amortization of Deferred Charges

Amortization of deferred charges increased by 79.8%, or $0.2 million, to $0.4 million for the quarter ended June 30, 2008, from $0.2 million for the comparable quarter last year. Amortization of deferred charges increased by 111.7%, or $0.5 million, to $0.9 million for the six months ended June 30, 2008, from $0.4 million for the comparable period last year.

Financing fees are deferred and amortized over the terms of the individual credit facilities using the effective interest yield basis. The amortization of the deferred financing fees on the $1.3 billion credit facility and Tranche A of the $365.0 million revolving credit facility are expensed as incurred while the amortization of the deferred financing fees on Tranche B of the $365.0 million revolving credit facility, the $218.4 million term loan facility, the $920.0 million credit facility, the $291.2 million credit facility and the $235.3 million credit facility are being capitalized to the vessels under construction. As a result of the adoption of FSP AUG AIR-1, we have adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity. Amortization of deferred charges relating to dry-docking increased to $0.3 million for the six months ended June 30, 2008, from $0.1 million for the comparable period last year.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a gain of $71.0 million for the quarter ended June 30, 2008 compared to a gain of $18.5 million for the comparable quarter last year. The change in fair value of financial instruments resulted in a gain of $17.2 million for the six months ended June 30, 2008 compared to a $20.0 million gain for the comparable period last year. The change in fair value of financial instruments is included in other expenses and is not part of operating earnings and has no cash impact. The financial instruments consist entirely of fixed interest rate swaps and a swaption that we enter into to lock in the return on our acquisitions and provide predictable long term cash earnings and distributions to our shareholders. Certain of our interest rate swaps are accounted for as hedging instruments in accordance with the requirements in accounting literature. As a result, the effective changes in the fair value of our interest rate swap agreements that qualify for hedge accounting are excluded from earnings until settled. The change in fair value of financial instruments represents the ineffective portion of our interest rate swap agreements that are accounted for as hedging instruments and the change in fair value of the financial instruments that do not qualify for hedge accounting. Included in the change in fair value of financial instruments is a $1.6 million charge to earnings from accumulated other comprehensive loss for the two interest rate swaps that were de-designated during the three months ended March 31, 2008. We have de-designated these interest rate swaps as a result of certain changes in the forecasts of probable debt which decreased the probable notional debt balances at certain future interest settlement periods.

Please read “Item 3 - Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Liquidity and Capital Resources

Liquidity and Cash Needs

As of June 30, 2008, our cash and cash equivalents was $31.9 million.

As of June 30, 2008, we have drawn $617.7 million under our $1.3 billion credit agreement to fund the delivery of and pay certain installments for certain of our vessels.

As of June 30, 2008, we have drawn $143.0 million of the $283.0 million available in the Tranche B under the $365.0 million credit agreement to fund the construction of eight of our ten 2500 TEU vessels. No amounts to date have been drawn from the Tranche A of this credit facility.

As of June 30, 2008, we have drawn $101.2 million under our $218.4 million credit facility to fund the construction of the 5100 TEU vessels.

As of June 30, 2008, we have drawn $418.6 million under our $920 million facility to fund the construction of two of the ten 2500 TEU vessels to be constructed by Jiangsu Yangzijiang Shipbuilding Co. Ltd., the four 4250 TEU vessels under construction by Jiangsu New Yangzi Shipbuilding Co., Ltd. and the eight 8500 TEU vessels to be constructed by HHI.

As of June 30, 2008, no amount is drawn under our $150.0 million credit facility.

As of June 30, 2008, no amounts have been drawn from our $291.2 million credit facility or our $235.3 million credit facility.

Our primary short-term liquidity needs are to fund our operating expenses, including payments under our management agreements and payment of our quarterly dividend. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to purchase. Our long-term liquidity needs primarily relate to vessel acquisitions and debt repayment. We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our current credit facilities, new credit facilities, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Our dividend policy will impact our future liquidity needs. Our board of directors has adopted a dividend policy to pay a regular quarterly dividend on our common and subordinated shares while reinvesting a portion of our operating cash flow in our business. Retained cash may be used to, among other things, fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. Although it is our goal to further grow our dividend through accretive acquisitions of additional vessels, there can be no assurance that we will be successful in meeting this goal. If our future liquidity needs are greater than currently anticipated, we could reduce or eliminate the cash available for distribution as dividends. In such event, our board of directors may change our dividend policy.

As of June 30, 2008, the estimated total purchase price of the 38 vessels that we have contracted to purchase was approximately $2.4 billion, which we expect to fund primarily from our credit facilities and from additional equity offerings. Our obligation to purchase the vessels we have contracted to purchase is not conditional upon our ability to obtain financing for such purchases.

All of the vessels that are currently chartered and that we will acquire are chartered to charterers under long-term time charters, and these charterers’ payments to us are and will be our sole source of operating cash flow. At any given time in the future, cash reserves of the charterers may be diminished or exhausted, and we cannot assure you that the charterers will be able to make charter payments to us. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected.

We have good commercial relations with each of our customers and we believe they will be able to meet their commitments under their charter agreements with us. Part of our business strategy is to grow our customer base. If our existing charters with CSCL Asia, HL USA, APM or COSCON were terminated, based on current charter rates, we believe we could recharter such vessels at rates higher than our existing rates over similar time periods, although we cannot assure you that this would be the case. If market rates decline and we recharter at lower rates, our results of operations and financial condition could be materially adversely affected.

Statement of Cash Flows

Operating Activities Cash Flows

Net cash from operating activities was $32.2 million for the quarter ended June 30, 2008 as compared with $28.2 million for the comparable quarter last year. Net cash from operating activities was $61.2 million for the six months ended June 30, 2008 as compared with $53.5 million for the comparable period last year. The increase of $4.0 million for the quarter ended June 30, 2008 is due to an increase in net earnings of $51.8 million compared to the comparable period last year and an increase in the change in assets and liabilities of $3.1 million, offset by the following non-cash items: decrease of $52.5 million for change in fair value of financial instruments, increase of $1.7 million in depreciation expense, increase of $0.4 million in share based compensation, increase of $0.2 million in amortization of deferred charges, and a decrease of $0.6 million for write-offs on debt refinancing. The increase of $7.7 million for the six months ended June 30, 2008 is due to a decrease in net earnings of $0.6 million compared to the comparable period last year and an increase in the change in assets and liabilities of $0.1 million, offset by the following non-cash items: increase of $4.9 million in depreciation, increase of $0.7 million in share-based compensation, increase of $0.5 million in amortization of deferred charges, decrease of $0.6 million from write-off on debt refinancing, and a increase of $2.7 million for change in fair value of financial instruments.

Investing Activities Cash Flows

Net cash used for investing was $126.6 million for the quarter ended June 30, 2008 as compared with $306.1 million used for the comparable period last year. The decrease of $179.6 million for the quarter ended June 30, 2008 is due to a decrease in deposits on vessels of $168.3 million, a decrease of $13.7 million in expenditures for vessels, and an increase in cash payments on interest rate swaps of $2.4 million.

Net cash used for investing was $292.9 million for the six months ended June 30, 2008 as compared with $540.6 million for the comparable period last year. The decrease of $247.8 million for the six months ended June 30, 2008 is due to a decrease of $15.1 million in deposits on vessels, a decrease of $236.5 million in expenditures for vessels, an increase in cash payments on interest rate swaps of $3.8 million, and an increase in cash invested related to intangible assets of $0.11 million compared to the comparable period last year.

Financing Activities Cash Flows

Net cash from financing activities was $110.2 million for the quarter ended June 30, 2008 as compared with $353.7 million for the comparable period last year. The $243.5 million decrease in net cash is due to total repayments of $205.0 million under our $1.3 billion credit facility and $150.0 million credit facility in the quarter ended June 30, 2008. There were no repayments in the comparable quarter last year. In addition, there was a decrease in borrowings on our credit facilities to fund the installment payments and construction costs of the vessels under construction of $78.9 million in the current year. Net cash used for financing fees was also $1.6 million lower for the current year’s quarter as compared to prior year. Additional dividend payments also account for $7.3 million of the increase in net cash used in the current quarter. Common shares issued increased $73.5 million and draws on credit facilities for operating vessels decreased by $27.4 million compared to the comparable period last year.

Net cash from financing activities was $140.4 million for the six months ended June 30, 2008 as compared with $504.8 million for the comparable period last year. The decrease of $364.4 million is due to an increase in common shares issued of $73.5 million, decrease of $185.2 million in draws on credit facilities for operating vessels, increase of $70.1 million in draws on credit facilities for vessels under construction, increase in financing fees incurred of $1.7 million, increase in the repayment of credit facilities of $343.0 million, and an increase of $13.5 million in dividends paid compared to the comparable period last year. These increases in cash used from financing activities are offset by cash inflows from Peony of $35.4 million for reimbursements for the deposits on vessels under construction to be leased from Peony Leasing Limited. During the six months ended June 30, 2008, we raised $227.9 million of net proceeds on the Company’s April 2008 equity offerings and the over-allotment exercised by the underwriters.

Off-Balance Sheet Arrangements

Other than the commitments described above or in our financial statements for contractual obligations, debt instruments and derivative instruments, we do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended June 30, 2008 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	our expectations relating to dividend payments and forecasts of our ability to make such payments;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation; and

•	other factors detailed from time to time in our periodic reports or registration statements.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to market risk from changes in interest rates. We use interest rate swaps to manage interest rate price risks, but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of June 30, 2008, our floating-rate borrowings totaled $1.3 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal of $1.6 billion. These interest rate swaps have a fair value of $137.1 million in the counterparties’ favor.

The tables below provide information about our financial instruments at June 30, 2008 that are sensitive to changes in interest rates. The information in this table is based upon our credit facilities:

	Principal Repayment Dates
	2008	2009	2010	2011	2012	Thereafter
	(dollars in thousands)
Credit Facility:
Bearing interest at variable interest rates(1)	—	—	6,063	6,463	40,549	1,227,538

(1)	Represents principal payments on our credit facility that bears interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR.

We have designated certain of these interest rate swaps as hedging instruments in accordance with the requirements of FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, as follows:

Fixed per annum rate swapped for LIBOR	Notional Amount as at June 30, 2008	Maximum Notional Amount(1)	Effective Date	Ending Date
(dollars in thousands)
4.6325%	$663,399	$663,399	September 15, 2005	July 16, 2012
5.2500%	100,473	200,000	September 29, 2006	June 23, 2010
5.2600%	68,000	106,800	July 3, 2006	February 26, 2021	(2)
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012
5.6000%	—	200,000	June 23, 2010	December 23, 2021

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)

We have entered into a swaption agreement with a bank (“Swaption Counterparty”) whereby the Swaption Counterparty has the option to require us to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two-hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets our 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

In addition, we have the following interest rate swaps that are not designated as hedges:

Fixed per annum rate swapped for LIBOR	Notional Amount as at June 30, 2008	Maximum Notional Amount(1)	Effective Date	Ending Date
(dollars in thousands)
5.6400%	$311,577	714,500	August 31, 2007	August 31, 2017
5.4200%	140,304	438,462	September 6, 2007	May 31, 2024
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.0275%	73,620	158,000	May 31, 2007	September 30, 2015
5.3150%	67,534	106,800	August 15, 2006	August 28, 2009
5.1700%	18,480	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 30, 2025
5.5950%	—	106,800	August 29, 2009	August 28, 2020
5.4975%	—	59,700	July 31, 2012	July 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.

For the interest rate swap agreements that have been designated as hedging instruments in accordance with the requirements in the accounting literature, the changes in the fair value of these interest rate swap are reported in accumulated other comprehensive income. The fair value will change as market interest rates change. Interest expense is adjusted to include amounts payable or receivable under the interest rate swaps. The ineffective portion of the interest rate swaps are recognized immediately in net income. Other interest rate swap agreements and derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings.

On January 31, 2008, we de-designated two interest rate swaps due to changes in certain assumptions regarding probable outstanding debt notional balances.

Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

Foreign Currency Exchange Risk

Substantially all of our operating revenues and costs have been and will be denominated in U.S. dollars. As such, historically we have not been, and in the future we will not be, exposed to the impact of changes in foreign currency exchange rates. We will not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions or use financial instruments for trading or other speculative purposes.

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None.

Item 1A – Risk Factors

None.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 – Defaults Upon Senior Securities

None.

Item 4 – Submission of Matters to a Vote of Security Holders

None.

Item 5 – Other Information

The CSCL Hamburg collided with a bulk carrier in the South China Sea on March 5, 2008. Both vessels sustained damage as a result of the collision. The CSCL Hamburg was off-hire for 60 days during the six months ended June 30, 2008 while it underwent repairs for 50 days for damage sustained from the collision and 10 days for other routine dry-dock work. The CSCL Hamburg went back into operation on May 5, 2008.

Exhibit II

To:	Seaspan Corporation
Trust Company Complex
Ajeltake Road, Ajeltake Island
Majuro, Marshall Islands,
MH96960

July 29, 2008

Dear Sirs,

US$235,300,000 Credit Agreement dated 31 March 2008 (the “Facility Agreement”) among yourselves as borrower, Sumitomo Mitsui Banking Corporation, Brussels Branch as Facility Agent and as KEIC Agent, Sumitomo Mitsui Banking Corporation as arranger, Sumitomo Mitsui Banking Corporation Europe Limited as Security Trustee and Sumitomo Mitsui Banking Corporation, Brussels Branch as Original Lender

We refer to the Facility Agreement.

Capitalized words and expressions defined in the Facility Agreement shall have the same meaning when used in this letter.

In accordance with clause 27 of the Facility Agreement, the Facility Agent hereby confirms that the Majority Lenders have agreed to the following amendment and each of the undersigned hereby requests that for good and valuable consideration (the receipt and sufficiency of which you hereby acknowledge) you agree to amend the definition of Applicable Margin in clause 1.1 of the Facility Agreement such that in subparagraph (b) the words “zero point four per cent (0.4%)” are deleted and replaced with “zero point seven per cent (0.7%)”.

The undersigned confirm that all other terms and conditions of the Facility Agreement remain in full force and effect and, save to the extent specifically referred to above, nothing contained in this letter shall be construed as a waiver, variation or amendment to any provision of the Facility Agreement, nor shall the KEIC Policies be deemed to be amended or affected in any way.

Unless the context otherwise requires, the Facility Agreement and this letter shall be read together and construed as a single integrated document.

Please confirm your agreement to the terms of this letter by signing and returning a duplicate of this letter to us.

This letter is governed by and shall be construed in accordance with English law.

By:	/s/ Eric Schipper
Eric Schipper, Assistant General Manager

Sumitomo Mitsui Banking Corporation, Brussels Branch

as Facility Agent, KEIC Agent and Original Lender

By:	/s/ G. Dufour
G. Dufour

Sumitomo Mitsui Banking Corporation Europe Limited

as Security Trustee

We, Seaspan Corporation, hereby confirm our agreement to the terms of the letter dated July 29, 2008.

By:	/s/ Sai W. Chu
Sai W. Chu, CFO

Seaspan Corporation

Dated: July 29, 2008